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[LINCOLN FINANCIAL GROUP(R) LOGO]

                                                                 LAW DEPARTMENT
                                    THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                                                      1300 SOUTH CLINTON STREET
                                                      FORT WAYNE, INDIANA 46802

                                                              MARY JO ARDINGTON
                                                      ASSOCIATE GENERAL COUNSEL
                                                            Phone: 260-455-3917
                                                       MaryJo.Ardington@LFG.com

VIA FedEx

October 11, 2012

Alberto H. Zapata, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, NE
Washington, DC 20549-8629

Re:  Lincoln National Variable Annuity Account C
     The Lincoln National Life Insurance Company
     Initial Registration Statement on Form N-4
     Filing Nos.: 333-179107; 811-03214

Dear Mr. Zapata:

This letter is in response to your comment letter dated March 23, 2012. The attached prospectus is blacklined to show the changes made in response to those comments. Other substantive changes include: the addition of "Rollover Money" as a new defined term; an increase to the fee for Guaranteed Income Benefit; final changes to the fund line-up and Investment Requirements. In addition, certain stylistic and administrative changes have been made.

1. GENERAL COMMENT

     Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the optional feature or whether the company will be primarily responsible for paying out on any guarantees associated with the optional feature.

   RESPONSE:

     There are no guarantees or support agreements with third parties that support any of the guarantees under the contracts and the company will be primarily responsible for paying the guarantees associated with the contracts.

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2. FRONT COVER (p. 1)

   a. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

   b. Please put the following in bold type: "The fixed account is not available at this time."

RESPONSE:

   a. The contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

   b. This sentence has been bolded.

3. FEES AND EXPENSES TABLE

   a. TOTAL ANNUAL FUND OPERATING EXPENSES (pp. 6-7). Provide updated fund operating expenses table for Commission staff review. Also confirm to the staff that no fee waivers or reimbursements are included unless appropriately reflected in the total fund operating expenses table.

   b. EXPENSE EXAMPLE (p. 8). Please confirm supplementally that: (1) the example reflects the most expensive combination of contract options and
      (2) any fee waivers contained in the expenses table and footnotes will only be reflected in the example for the term of the waivers.

RESPONSE:

   a. Updated minimum and maximum fund operating expenses have been provided. All applicable fee waivers and reimbursements have been reflected in these amounts.

   b. The Examples reflect the most expense combination of contract options.
      The Examples have been calculated using the fees and expenses of the funds PRIOR TO the application of any contractual waivers and/or reimbursements.

4. SUMMARY OF COMMON QUESTIONS (p. 8)

   a. Please amend the second sentence of the first paragraph of this section to clarify that the fixed account is not currently available. Also, in the last full paragraph on page 9, please include disclosure that the fixed account is not currently available.

   b. The first paragraph of this section refers to the fact that certain riders, benefits, service features, and enhancements may not be available in all states. Please ensure that all material state variations are explained in the prospectus; explain to the staff supplementally any state variations.

   c. When discussing "guaranteed" benefits, please include disclosure that any guarantees are dependent on the claims paying ability of the company.

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RESPONSE:

   a. Both paragraphs have been revised with disclosure stating that the fixed account is not available at this time.

   b. This is general language we include in a prospectus to cover product differences that may occur during the state approval process. At this time, there are no state variations in this product.

   c. A statement regarding the claims paying ability of the company has been added to the paragraph titled "What are Living Benefit Riders?" on page 9.

5. CHARGES AND DEDUCTIONS (p. 15)

     Please bold the following sentence in the second full paragraph on page
     17: "Any increased charges paid between the time of the step-up and the date we receive your notice to reverse the step-up will not be reimbursed."

RESPONSE:

     This sentence has been bolded.

6. GUARANTEED INCOME BENEFIT WITH i4LIFE ADVANTAGE (pp. 34-35)

     Please bold the following sentence in the middle of page 35: "Any increased charges paid between the time of the step-up and the date we receive your notice to reverse the step-up will not be reimbursed."

RESPONSE:

     This sentence has been bolded.

7. NON-STANDARD PERFORMANCE

     Confirm that if Lincoln intends to provide "non-standardized performance," and if optional riders are included in the non-standardized performance as part of this contract, then as required by item 21 of Form N-4, the deferred sales charge is included.

RESPONSE:

     There are no deferred sales charges in this product.

8. FINANCIAL STATEMENTS, EXHIBITS, AND OTHER INFORMATION

     Please provide any financial statements, exhibits, consents, and other required disclosure not included in this amendment.

RESPONSE:

     Financial statements, exhibits, consents, and other required disclosure will be filed with the pre-effective amendment.

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9.  POWERS OF ATTORNEY

     Please provide powers of attorney that relate specifically to this registration statement as required by rule 483(b) of the Securities Act of 1933 ("Securities Act"). Each power of attorney must either a) specifically list the Securities Act registration number of the initial filing, or b) specifically name the contract whose prospectus and/or SAI is being registered.

RESPONSE:

     A power of attorney specifically relating to this registration statement will be filed with the pre-effective amendment.

10. TANDY REPRESENTATIONS MUST BE FILED.

RESPONSE:

     In regards to the referenced filing, The Lincoln National Life Insurance Company and Lincoln National Variable Annuity Account C (together "Lincoln") acknowledge the following:

     - Lincoln is responsible for the adequacy and accuracy of the disclosure in the filing;

     - The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and

     - Lincoln may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 260-455-3917 with further comments and questions.

Sincerely,

/s/ Mary Jo Ardington

Mary Jo Ardington
Associate General Counsel